Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Rural Utilities Cooperative Finance Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-230569, No. 333-221261, and No. 333-213558) on Form S-3 of National Rural Utilities Cooperative Finance Corporation of our report dated July 31, 2019, with respect to the consolidated balance sheets of National Rural Utilities Cooperative Finance Corporation as of May 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended May 31, 2019, and the related notes, which report appears in the May 31, 2019 annual report on Form 10-K of National Rural Utilities Cooperative Finance Corporation.

/s/ KPMG LLP

McLean, Virginia
July 31, 2019